February 26, 2025

William Irby
Chief Executive Officer
AgEagle Aerial Systems Inc.
8201 E. 34th Street N, Suite 1307
Wichita, Kansas 67226

       Re: AgEagle Aerial Systems Inc.
           Registration Statement on Form S-3
           Filed on February 14, 2025
           File No. 333-284955
Dear William Irby:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed on February 14, 2025
General

1. Please update to include your audited financials for the fiscal year ended December
       31, 2024. For guidance, please refer to Section 1220.3 of the Division of Corporation
       Finance's Financial Reporting Manual.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 February 26, 2025
Page 2

      Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Justin Santarosa